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                                             OMB Number:               3235-0145
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. _______)*



                                 E.piphany, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
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                         (Title of Class of Securities)


                                    26881V100
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                                 (CUSIP Number)


                                December 31, 1999
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]        Rule 13d-1(b)

       [ ]        Rule 13d-1(c)

       [X]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)


                                  Page 1 of 6

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CUSIP No.         26881V100

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         1.   Names of Reporting Persons.     Steven G. Blank
              I.R.S. Identification Nos. of above persons (entities only).
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         2.   Check the Appropriate Box if a Member of a Group
              (See Instructions)

              (a) [ ]        Not applicable

              (b) [ ]
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         3.   SEC Use Only
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         4.   Citizenship or Place of Organization   U.S.A.
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Number of            5.       Sole Voting Power      1,886,875 shares
Shares Bene-         -----------------------------------------------------------
ficially Owned
by Each              6.       Shared Voting Power    109,189 shares (31,063
Reporting            shares held by Steven G. Blank as Trustee of the
Person With:         Eliott-Blank Revocable Trust, 39,063 shares held by David
                     Elliot as Trustee of the Katherine Elliot-Blank Trust and
                     39,063 shares held by David Elliot as Trustee of the
                     Sarah Elliot Blank Trust)
                     -----------------------------------------------------------

                     7.       Sole Dispositive Power    1,886,875  shares
                     -----------------------------------------------------------

                     8. Shared Dispositive Power 109,189 shares (31,063 shares held by Steven G. Blank as Trustee of the Eliott-Blank Revocable Trust, 39,063 shares held by
                     David Elliot as Trustee of the Katherine Elliot-Blank Trust and 39,063 shares held by David Elliot as Trustee of the Sarah Elliot Blank Trust)
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         9.   Aggregate Amount Beneficially Owned by Each Reporting Person
              1,996,064 shares
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         10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
              (See Instructions)

--------------------------------------------------------------------------------

         11.  Percent of Class Represented by Amount in Row (9)        7.4%
--------------------------------------------------------------------------------

         12.  Type of Reporting Person (See Instructions)     IN
--------------------------------------------------------------------------------



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ITEM 1.

       (a)   Name of Issuer          E.piphany, Inc.


       (b)   Address of Issuer's Principal Executive Offices
                                                      1900 South Norfolk Street,
                                                      Suite 310
                                                      San Mateo, CA  94403

ITEM 2.
       (a)   Name of Person Filing                  Steven G. Blank

       (b)   Address of Principal Business Office or, if none, Residence
                                                      216 Marmona Drive,
                                                      Menlo Park, CA 94025

       (c)   Citizenship          U.S.A.

       (d)   Title of Class of Securities          Common Stock

       (e)   CUSIP Number          Not Applicable

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
             Not Applicable

                                  Page 4 of 6

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ITEM 4.    OWNERSHIP

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)    Amount of beneficially owed:  1,996,064 shares

       (b)    Percent of class:       7.4 %

       (c)    Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote.  1,886,875  shares

              (ii) Shared power to vote or to direct the vote. 109,189 shares (31,063 shares held by Steven G. Blank as Trustee of the Eliott-Blank Revocable Trust, 39,063 shares held by David Elliot as Trustee of the Katherine Elliot-Blank Trust, and 39,063 shares held by David Elliot as Trustee of the Sarah Elliot Blank)

              (iii) Sole power to dispose or to direct the disposition of.
                    1,886,875 shares

              (iv) Shared power to dispose or to direct the disposition of. 109,189 shares (31,063 shares held by Steven G. Blank as Trustee of the Eliott-Blank Revocable Trust, 39,063 shares held by David Elliot as Trustee of the Katherine Elliot-Blank Trust, and 39,063 shares held by David Elliot as Trustee of the Sarah Elliot Blank Trust)

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
           Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
           Not Applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
           Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP          Not Applicable


                                  Page 5 of 6

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ITEM 10.   CERTIFICATION
           Not Applicable

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.


                                             February 11, 2000
                                      ------------------------------------------
                                                     Date


                                      /s/ Steven G. Blank
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                                                    Signature


                                      Steven G. Blank
                                      Former Executive Vice President, Marketing
                                      ------------------------------------------
                                                    Name/Title


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